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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

InSight Health Services Corp. (Name of Issuer)
Common Stock, $0.001 par value (Title of Class of Securities)
45766Q 10 1 (CUSIP Number)
Eliza W. Fraser, Esq. GE Fund 3135 Easton Turnpike Fairfield, Connecticut 06431 (203) 373-2442 (Name, address, including zip code, and telephone number, including area code of agent for service)
Copies to:
Linda L. Curtis, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7000
October 17, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 2 Pages)

CUSIP No. 45766Q 10 1	SCHEDULE 13D	Page 2 of 2 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	GE Fund	(I.R.S. # 22-2621967)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

12	TYPE OF REPORTING PERSON*	CO

    This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the Schedule 13D filed on behalf of GE Fund, a New York corporation (the "Fund" or the "Reporting Person"), with the Securities and Exchange Commission on July 5, 2001 (the "Original Schedule 13D"), relating to the Common Stock, $0.001 par value per share ("Common Stock"), of InSight Health Services Corp., a Delaware corporation ("InSight" or the "Issuer"), as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1"), filed by the Reporting Person on October 9, 2001. This filing is for the purpose of reporting a change in ownership of the shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"), described in Amendment No. 1.

    Except as disclosed in this Amendment No. 2, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, has not changed as of the date hereof. Items 4, 5, 6 and 7 are hereby amended and restated as follows:

Item 4—PURPOSE OF TRANSACTION

    Effective as of October 17, 2001, the Fund converted all of the shares of Series D Preferred Stock owned by it, into shares of InSight's Common Stock pursuant to a conversion notice delivered to InSight in accordance with the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight, on October 17, 2001.

    In accordance with the Merger Agreement among InSight, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), dated as of June 29, 2001 (the "Merger Agreement"), as described in Amendment No. 1 and Item 6 below, the merger (the "Merger") of Acquisition with and into InSight occurred on October 17, 2001. Pursuant to the Merger, all of the shares of Common Stock owned by the Fund were converted into the right to receive $18.00 per share and, after the Merger, the Fund received such consideration for such Common Stock.

    The Fund may acquire Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or any of its debt or equity securities in any manner permitted by law. The Fund has no current plans to acquire any Common Stock or which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5—INTEREST IN SECURITIES OF THE ISSUER

  (a)
  The Fund does not beneficially own any shares of Common Stock.

  (b)
  Sole Power to Vote, Direct the Vote of or Dispose of Shares: 0 shares.

  (c)
  Recent Transactions:

    On October 17, 2001, all of the shares of Common Stock owned by the Fund were converted, pursuant to the Merger Agreement, into cash consideration equal to $18.00 per share.

  (d)
  Rights with Respect to Dividends or Sale Proceeds: N/A.

  (e)
  Date of Cessation of Five Percent Beneficial Ownership: October 17, 2001.

ITEM 6—CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Simultaneously with the execution of the Merger Agreement, the Fund entered into a Voting Agreement (the "Voting Agreement") with Parent and Acquisition, as described in Amendment No. 1. Under the terms of the Voting Agreement, (i) the Fund voted in favor of the Merger and the adoption of the Merger Agreement, and (ii) the Fund converted all of the shares of Series D Preferred Stock it owned into shares of Common Stock immediately prior to the effective time of the Merger. A copy of the Voting Agreement is attached as Exhibit 2 to the Original Schedule 13D and is incorporated herein by reference. The Voting Agreement terminated upon the consummation of the Merger.

    On October 17, 2001, pursuant to the terms of the Merger Agreement the Merger occurred and each outstanding share of Common Stock of InSight, other than those shares owned by certain officers of InSight, was converted into the right to receive $18.00 per share in cash.

Item 7—MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit
1.	Voting Agreement, dated as of June 29, 2001, incorporated herein by reference to the Original Schedule 13D to which this Amendment No. 2 relates, filed by the Reporting Person on July 5, 2001.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001

GE FUND
By:	/s/ ELIZA FRASER, ESQ.
Name: Eliza Fraser, Esq.
Title: Counsel

Schedule I

GE Fund

Directors	Officers
William J. Conaty—Chairman	Joyce Hergenhan—President
Pamela Daley	Michael J. Cosgrove—Treasurer
Benjamin W. Heineman, Jr.	Jean Collier—Comptroller
Joyce Hergenhan	Eliza W. Fraser—Counsel
Henry A. Hubschman	Gisele Hill—Secretary
Keith S. Sherin
Lloyd G. Trotter
Name	Present Business Address	Present Principal Occupation
J. Collier	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Program Manager—Corporate Contributions—GE Fund
W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Human Resources—GE
M. J. Cosgrove	GE Asset Management 3003 Summer Street P.O. Box 7900 Stamford, CT 06905	Director—GE Asset Management
P. Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Senior Counsel—Transactions—GE

E. W. Fraser	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Associate Corporate Counsel—GE
B. W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, General Counsel and Secretary—GE
J. Hergenhan	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President—GE and President—GE Fund
G. Hill	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Secretary—GE Fund
H. A. Hubschman	GE Capital Aviation Services 201 High Ridge Road Stamford, CT 06927	President—GE Capital Aviation Services
K. S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance—GE
L. G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	President—GE Industrial Systems

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  Item 4—PURPOSE OF TRANSACTION
  Item 5—INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6—CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  Item 7—MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
Schedule I GE Fund